Exhibit 99.1

NEWS RELEASE

April 12, 2021

NAVIGATOR HOLDINGS LTD AND ULTRAGAS APS TO MERGE FLEETS & BUSINESSES

ENTITY TO REMAIN NAVIGATOR GAS WITH A COMBINED FLEET OF 56 VESSELS

Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), today announced the signing of a non-binding Letter of Intent (the “Letter of Intent”) with Naviera Ultranav Limitada (“Ultranav”) to merge Ultragas ApS’ (“Ultragas”) fleet and business activities with Navigator. The transaction would unite two leading gas shipping companies with similar culture and mindset and is expected to enhance Navigator’s safe, reliable, energy and environmentally efficient, marine transport services. The combined fleet would total 56 vessels, which would enhance Navigator’s capability to provide flexibility and support to its customers.

It is expected that Navigator would issue approximately 21.2 million new shares of its common stock to Ultranav, and assume Ultragas’ net debt of approximately $197 million, as well as its net working capital. The combined entity would have an aggregate net asset value of approximately $1.3 billion, based primarily upon desktop appraisals by maritime brokers.

After giving effect to the proposed issuance of its new shares of common stock to Ultranav, Navigator is expected to have a total of approximately 77.1 million shares of common stock outstanding, of which Ultranav would own approximately 27.5% and BW Group would own approximately 28.4%.

David Butters, Executive Chairman of the Board of Navigator, commented “We are delighted that the von Appen family, with its long history in global shipping, are entrusting their modern LPG fleet to Navigator. The combination will result in a LPG and petrochemical shipping company with unmatched scale and diversification. The Ultragas fleet will significantly strengthen our position in the handysized sector and provide our customers with greater flexibility in transporting smaller parcels in a cost-advantaged basis.”

Mr. Butters commented further “We look forward to having Ultranav’s Chairman, Dag von Appen, join our Board at the time of closing of the proposed merger. Dag’s extensive experience and noted success in running a broad-based shipping platform will provide Navigator with valuable insight and guidance as we develop our shipping and logistics infrastructure businesses. Together with Mr. Von Appen, Peter Stokes, a current Board member of Ultranav and former Senior Advisor and head of Shipping at Lazard, is also expected to join the Navigator Board at time of closing.”

In addition, pursuant to an earlier agreement dated and disclosed December 2020, we will also welcome to our Board, a second BW Group nominee, Andreas Sohmen-Pao, Chairman of BW Group Limited.

Dag von Appen, Chairman of the Board of Ultranav, commented “We have been following the journey of Navigator closely since it was founded in 1997, and we acknowledge and respect the results achieved by Navigator since then and especially David’s long-standing vision and dedicated work in developing the company to become the worldwide leader in petrochemical gas transportation.”

Dag continued: “We look forward to joining Navigator Gas with its sound values and strong governance which fits well with our value to be a “partner you can trust” in all respects. We believe this new setup will provide additional value to our customers by increasing flexibility, geographical coverage and access to a modern fleet of 56 vessels.”

Key benefits of the transaction

•	The transaction is expected to be accretive compared to Navigator’s standalone budgets, in terms of anticipated revenue, EBITDA and EPS.

•

Ultragas’ fleet of seven modern 22,000 cbm semi-refrigerated vessels, five 12,000 cbm ethylene vessels and six gas carriers in the 3,770-9,000 cbm range will broaden the service offering for the combined fleet. With the addition of these vessels, Navigator will be better positioned to engage new clients and new markets through increased coverage and geographical reach.

•	The combination would have reduced the average age of Navigator’s fleet to nine years, as at December 31, 2020.

•	The combined fleet and increased scale is expected to provide significant cost synergies and efficiencies throughout the business.

•	Navigator expects to maintain financial strength and a strong balance sheet.

•	The combination would add another major shareholder with long-standing experience in the maritime industry, which Navigator believes will be to the benefit of its shareholders.

•

The transaction is subject to the execution of a definitive share purchase agreement, approval by the boards of directors of both Navigator and Ultragas, regulatory approvals and other customary closing conditions. The parties anticipate closing the transaction by the end of the second quarter of 2021.

Advisors

Watson Farley & Williams LLP and Baker Botts LLP are acting as legal advisors for Navigator Holdings Ltd.

Debevoise & Plimpton LLP are acting as legal advisors for Ultragas.

No Offer or Solicitation

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

There can be no assurance that a definitive share purchase agreement relating to the merger will be executed or that the merger will be completed on the terms anticipated or at all.

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the anticipated merger of Ultragas, the anticipated terms and benefits thereof and the anticipated timing of completion thereof. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

About Ultragas

Since 1960, Ultragas has been in gas tanker shipping and is today a leading provider of marine transportation of liquefied petroleum and petrochemical gases in the small and handysize segments. Ultragas owns and operates a modern fleet of 18 Liquefied Petroleum Gas Carriers. Commercial management is handled from the office in Copenhagen, and technical management is provided by the inhouse ship management company, UltraShip, who is also responsible for the about 650 officers and crew required to provide a safe and efficient service to the customers. Ultragas is part of the Ultranav Group.

About Ultranav Group

Ultranav is a privately owned shipping group with offices in 15 countries. Through eleven business units, Ultranav operates in five market segments: Tankers, gas, dry bulk, regional trades in the Americas and towage & offshore. Ultranav operates a global fleet of more than 300 vessels, of which 73 are fully owned. Via Ultratug, Ultranav also operates more than 100 tugs and offshore supply vessels in the Latin American region.

About Navigator Holdings Ltd

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

For further information

Navigator

Investor Relations Department – investorrelations@navigatorgas.com

David Butters, Executive Chairman +1 (212) 355 5893

Harry Deans, Chief Executive Officer +44 20 7045 4120

Ultragas

Martin Fruergaard, Chief Executive Officer Ultragas ApS, +45 4030 4920

Ultranav

Michael Schroder, Chief Executive Officer Ultranav Chile, +56 9852 72240